

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

Kay C. Neely
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609

> **Re: Carter Validus Mission Critical REIT II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 21, 2018**
> **File No. 000-55435**

Dear Ms. Neely:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities